Pieris Pharmaceuticals, Inc.

Lise-Meitner-Straße 30

D-85354 Freising

Germany

P: +49 (0) 8161 1411 400

F: +49 (0) 8161 1411 444

Email: info@pieris.com

May 8, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re: Re:	Pieris Pharmaceuticals, Inc.
Registration Statement on Form S-1 Filed February 17, 2015, as
amended on April 20, 2015
File No. 333-202123

Dear Mr. Riedler:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Pieris Pharmaceuticals, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Monday, May 11, 2015 at 5:00 p.m., or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Marc D. Mantell of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3058 with any comments or questions regarding the Registration Statement.

Very truly yours,

/s/ Darlene Deptula-Hicks

Darlene Deptula-Hicks

Acting Chief Financial Officer